March 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.
Amended Registration Statement on Form S-1
Filed March 4, 2013
File No. 333-178836

Dear	Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated March 7, 2013 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 18 to that Registration Statement (“Amendment No. 18”) at which point the Company anticipates launching its road show. Enclosed are three courtesy copies of Amendment No. 18, which are marked to show changes from the Registration Statement as filed with the Commission on March 4, 2013.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.	We note that you have removed disclosure relating to the write-off of $900,000 in offering expenses by certain company service providers. With a view to clarifying disclosure, please identify each service provider and the amounts of the associated fees, and advise us of the underlying events and reasons for removing the disclosure. If fees were waived by your auditor, provide your analysis of why you believe the auditor is qualified and independent as required by Article 2-01 of Regulation S-X. For example, please advise us why you believe a waiver of fees does not create a mutual or conflicting interest between the accountant and the audit client; and tell us why you believe it does not place the accountant in a position of being an advocate for the audit client. In this regard, we refer you to Example 3 of Section 602.02.b.iv. of the Financial Reporting Codification.

Securities and Exchange Commission Page 2	March 8, 2013

Response:

The Company removed the disclosure relating to the write off of offering expenses by certain service providers because it has instead reflected those fee adjustments as a direct reduction of offering expenses. In other words, rather than showing the original charges for offering expenses and the subsequent reduction, the Company throughout the prospectus has now reflected a net offering expense amount. We believe this provides adequate disclosure to potential investors. Please be advised that the write offs did not relate to fees of the Company’s auditors, but involved other service providers, so that the independence concerns are not impacted.

Management’s Discussion and Analysis, page 54

2.	Please revise the discussion of your cash and cash equivalents on page 75 to also quantify your total outstanding indebtedness as of the most recent practicable date. To clarify the extent of your liquidity deficiency, please also quantify the approximate rate of cash outflows assuming your current level of operations.

Response:

We have added disclosure to quantify our total outstanding indebtedness as of March 1, 2012 and to quantify our approximate rate of cash outflows assuming our current level of operations.

3.	We note revised disclosure on page 68 regarding the 355% increase in direct bill customers. It appears that direct bill sales, and the relatively lower per test revenues associated with them, are having or are reasonably expected to have a material impact on your net sales, revenues and income from continuing operations. Please revise to further address the trend. Refer to SEC Release 33-8350 (December 19, 2003) for guidance.

Response:

We have added disclosure to further address the increase noted above.

Securities and Exchange Commission Page 3	March 8, 2013

4.	We note the reduction in the estimated offering proceeds. It appears that your landlord agreed to defer terms of the lease in anticipation of “a capital raise of at least $20.0 million.” Please revise page 76 to address the extent to which the decreased estimated proceeds may affect your lease.

Response:

We have added disclosure with respect to our landlord’s willingness to be flexible as to the decreased estimated proceeds.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Yvan-Claude Pierre, Reed Smith LLP